InSight Health Services Corp. 26250 Enterprise Court, Suite 100 Lake Forest, CA 92630-8405 Telephone — 949.282.6000 Facsimile — 949.462.3703

December 26, 2007

BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Reynolds
Assistant Director

Re:	InSight Health Services Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 7, 2007
File No. 333-146399
Amendment No. 1 to Registration Statement on Form S-4
Filed December 7, 2007
File No. 333-146397

Dear Mr. Reynolds:

InSight Health Services Corp. (“InSight” or the “Company”), filed today with the Securities and Exchange Commission (“Commission”) an Amendment No. 2 on Form S-1 to its Registration Statement File No. 333-146399 (the “S-1”), and an Amendment No. 2 on Form S-4 to its Registration Statement File No. 333-146397 (the “S-4” and together with the S-1 the “Registration Statements”).

The following responds to the comments of the staff (“Staff”) of the Commission contained in your letter dated December 19, 2007 concerning the above-referenced documents. The text of each of the Staff’s comments is set forth in italics below, followed by the response of InSight.

Form S-1/A

Notes to Interim Financial Statements

Note 2 — Reorganization

Condensed Consolidated Fresh-Start Balance Sheet, F-43

1. We reviewed your response to our prior comment three. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide disclosures required by paragraph 39 if SOP 90-7. Specifically, (i) clarify the duration of the “short period of time” used in your common share valuation method (bullet one), how you considered the minimal volume of trading activity of your common shares during this time period to be a reliable basis for your valuation and how this was considered in your decision to primarily rely on this valuation method, (ii) disclose in sufficient detail the sensitive assumptions of your cash flow analysis (i.e. assumptions for which there is a reasonable possibility of the occurrence of a variation that would significantly affect your valuation and assumptions about anticipated conditions that are expected to be different from current conditions) used to validate your market methods, (iii) provide more detail regarding your basis for selecting $360 million of your range of enterprise values versus another amount, and (iv) clarify how you determined the $322.5 million in aggregate principal amount of debt and capital leases (e.g. amount is as of the confirmation date, July 10, 2007).

RESPONSE:  The following disclosure begins on page F-46 in both Registration Statements and on page 53 in the S-1 and page 58 in the S-4. The disclosure that is highlighted and in quotes consists of new disclosure in response to the Staff’s comment:

To facilitate the calculation of reorganization value and equity value, management, with the assistance of outside financial advisors, developed an estimate of the enterprise value of the successor entity, including $322.5 million in aggregate principal amount of total debt and capital leases as of the date of consummation of the plan of reorganization.

In establishing an estimate of enterprise value, management primarily focused on the market value of the two publicly traded securities that were most affected by the plan of reorganization:

•	the market value of Holdings’ 8,644,444 shares of common stock “from August 3, 2007,” the date the shares first traded after consummation of the confirmed plan of reorganization, “through September 30, 2007.” The value range of Holdings’ common stock was estimated from a low of $35 million (based on $4 per share) to a high of $61 million (based on $7 per share). The range of enterprise value to correspond with the foregoing range would be from a low of $357 million to a high of $383 million. Management recognizes that the common stock valuation approach may be somewhat limited because the shares of common stock issued after the consummation of the confirmed plan of reorganization did not necessarily have the same liquidity as shares issued in connection with an underwritten public offering. Nevertheless, management primarily relied on this valuation method “because (i) orderly observable trading activity in the common stock, though limited in volume, did take place, (ii) the trading activity did not indicate that the transactions were forced or distressed sales, and (iii) as articulated by the hierarchy of inputs set forth in SFAS No. 157, “Fair Value Measurement,” or SFAS 157, observable inputs (regardless as to whether an active market exists) generally are more useful in calculating fair value than unobservable inputs, which require a reporting entity to develop its own assumptions.”

•	the market value of the $194.5 million of senior subordinated notes for a period of time leading up to cancellation of such debt on the date of the consummation of the confirmed plan of reorganization. The value range of InSight’s senior subordinated notes was estimated from a low of $65 million to a high of $74 million during an approximately 30 day period of time leading up to the date of consummation of the plan. The range of enterprise value to correspond with the foregoing range would be from a low of $387 million to a high of $396 million.

Management considered the above values in light of various relevant market comparables, which are not specific to our publicly traded securities, such as (A) the market values of comparable companies and (B) recent transactions in our industry.

To a lesser extent, management considered the estimated present value of projected future cash flows in order to validate the determinations it made through the market comparable methods described above. Management estimated that the discounted cash flow value of the Company’s two reporting segments was slightly less than the low point of the enterprise range determined by the trading value of the common stock. “The projected future cash flows were particularly sensitive to our assumptions regarding revenues because of (a) the high fixed cost nature of our business, and (b) the difficulty of estimating changes in reimbursement and procedure volume for future years. In developing these estimates, management assumed, among other things (i) a decline in revenues for the Company’s fiscal year ending June 30, 2008 as a result of reimbursement reductions, and (ii) for the Company’s fiscal years ending June 30, 2009 and 2010, (I) modest increases in revenues (approximately 3.0% each year) for its fixed operations segment as a result of the anticipated deceleration in the growth of additional imaging capacity within the Company’s industry, and (II) an insignificant increase in the Company’s revenues for its mobile operations segment (an approximate 1.0% increase each year). If known and unknown risks materialize, or if our revenue assumptions were incorrect, our future cash flows could differ significantly from our projections. The sensitivity of the revenue assumptions contributed to management’s decision to focus on market values (observable inputs) in determining the Company’s enterprise value. Management believes that the projected cash flows were appropriately discounted to reflect, among other things, the capital structure and cost of capital (both debt and equity) for the Company’s two operating segments as well as industry risks.”

Utilizing the methodologies described above, management determined that the enterprise value of the successor entity was estimated to be in the range of $344 million to $396 million. Based on this range, management deemed $360 million to be an appropriate estimate of the enterprise value of the successor entity. The enterprise value estimate of $360 million falls within the range established above, and management believes the estimate is appropriate since the value is primarily derived from the trading value of the common stock and senior subordinated notes as described above. Management believes that the enterprise value of $360 million best reflects the value of the successor entity “because trading activity reflects market based judgments as to the current business and industry challenges the successor entity faces, including the negative trends and numerous risks described elsewhere in this prospectus. Furthermore, in estimating the enterprise value of $360 million management determined that a valuation at the low end of the value range based on the trading price of the common stock was appropriate because (i) a substantial majority of transactions in the common stock from August 3, 2007 through September 30, 2007, were for prices between $4.00 and $5.15 per share, and (ii) there was limited volume in the trading activity in the common stock.” If the long-term debt and capital leases of $322.5 million in aggregate principal amount “as of August 1, 2007, the effective date of the plan of reorganization and exchange offer, without giving effect to the net fair value discount associated with InSight’s $315 million in aggregate principal amount of senior secured floating rate notes due 2011,”are subtracted from the successor entity’s estimated enterprise value of $360 million the resulting equity value is $37.5 million.

Form S-4/A Filed December 7, 2007

2. Please revise your Form S-4, as necessary, to conform with any changes made as a result of our comments above.

RESPONSE:  The disclosure set forth in response 1 above, has been included in the S-4 as well.

Other Exchange Act Filings

3. Please revise your other Exchange Act reports as applicable to conform with any changes made as a result of our comments above.

RESPONSE:  The Form 10-Q for the three months ended September 30, 2007 of InSight Health Services Holdings Corp., a Delaware corporation and sole stockholder of the Company, will be amended to conform to the disclosure set forth in response 1 above.

Thank you for your assistance regarding this matter. Please contact me at (949) 282-6130 with any further comments or questions you may have.

Sincerely,

/s/ Marilyn U. MacNiven-Young

Marilyn U. MacNiven-Young
Executive Vice President, General
Counsel and Secretary

cc:	Mitch C. Hill Brian Drazba Stephen C. Koval Mark S. Kingsley

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